As filed with the Securities and Exchange Commission on November 13, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MEADOW VALLEY CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	86-0328443
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Bradley E. Larson
President and Chief Executive Officer
Meadow Valley Corporation
4411 South 40th Street, Suite D-11
Phoenix, Arizona 85040
(602) 437-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices and agent for service)

Copies to:

Adam J. Agron

Brownstein Hyatt & Farber, P.C.

410 Seventeenth Street, 22nd Floor

Denver, Colorado 80202

(303) 223-1100

FAX: (303) 223-0934

Approximate date of commencement of proposed sale to public: as soon as practicable after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of Securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $.001 par value per share	817,120	$10.23(2)	$8,359,137.60	$894.43
Common stock, $.001 par value per share, underlying warrants	81,712	$12.60 (3)	$1,029,571.20	$110.16
Total:	898,832	—	$9,388,708.80	$1,004.59

(1)             Represents shares being registered for resale by the holders of common stock and warrants to purchase common stock (hereinafter referred to as the “selling stockholders”) pursuant to an agreement among the registrant and the selling stockholders and, pursuant to Rule 416 under the Securities Act, an indeterminate number of shares of common stock that are issuable upon stock splits, stock dividends, recapitalizations or other similar transactions affecting the shares of the selling stockholders.

(2)             Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended, based upon the average of the closing bid ($10.21) and asked ($10.25) prices of the registrant’s common stock on the Nasdaq Capital Market on November 7, 2006.

(3)             Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended, based upon exercise price of the warrants to purchase common stock held by the selling stockholders.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed without notice.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

Subject to completion, dated November 13, 2006

898,832 shares of Common Stock

MEADOW VALLEY CORPORATION

This prospectus relates to 898,832 shares of common stock of Meadow Valley Corporation which may be offered by the selling stockholders identified on page 7 of this prospectus for their own account.

We will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

The shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling stockholders to the public without restriction. The selling stockholders and the participating brokers or dealers may be deemed to be an “underwriter” within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholders and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

Our common stock is traded on the NASDAQ Capital Market under the symbol “MVCO.” On November 7, 2006, the last reported sale price of our common stock was $10.25 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November    , 2006.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. You should rely only on the information contained or incorporated by reference in this prospectus.

i

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into the prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the safe harbor created thereby. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements or our industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. Please see the “Cautionary Note Regarding Forward-Looking Statements” in our Form 10-K for the year ended December 31, 2005 for a discussion of certain important factors that relate to forward-looking statements contained in this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions about us, including the factors described under “Risk Factors” in this prospectus. The forward-looking events we discuss in this prospectus might not occur in light of these risks, uncertainties and assumptions. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

Overview

Meadow Valley Corporation (the “Company,” “Meadow Valley,” “we,” “us” and “our”), based in Phoenix, Arizona, is engaged in the construction industry as both a provider of construction services and a supplier of construction materials. The Company’s construction services segment, or CSS, specializes in structural concrete construction of highway bridges and overpasses and the paving of highways and airport runways, primarily in Nevada and Arizona. The Company’s construction materials segment, or CMS, provides ready mix concrete, sand and gravel primarily to other contractors. The Company’s materials operations are concentrated in Southern Nevada and Arizona.

We currently have three subsidiaries, Meadow Valley Contractors, Inc., or MVCI, and Apex Testing Corp., which are wholly owned, and Ready Mix Inc., or RMI.  RMI’s common stock trades on the American Stock Exchange under the symbol RMX.  The Company owns approximately 53% of RMI’s common stock.

Through MVCI, we provide construction services. MVCI operates as a heavy highway contractor on both public and private infrastructure projects including the construction of bridges and overpasses, channels, roadways, highways and airport runways. MVCI generally serves as the prime contractor for public sector customers (such as federal, state and local governmental authorities) in the states of Nevada, Arizona and southern Utah.

In 1996, we expanded into the construction materials segment of the construction industry with the formation of RMI. RMI manufactures and distributes ready mix concrete, crushed landscaping rock and other miscellaneous rock and sand products. RMI owns and operates seven ready mix concrete batch plants — three in the Las Vegas, Nevada area, one in Moapa, Nevada and three in the Phoenix, Arizona area and owns or leases 182 ready mix trucks as well as a small fleet of tractors and trailers used for hauling raw materials. RMI produces, under a mining lease, the majority of its own rock and sand for our Nevada plants from a crushing and screening plant in Moapa, Nevada. During 2005, mining and water rights to two additional sand and gravel mining properties were acquired that will also provide raw materials for Las Vegas, Nevada and surrounding areas. RMI primarily targets customers such as concrete subcontractors, prime contractors, homebuilders, commercial and industrial property developers and homeowners. RMI began its ready mix concrete operation from its first location in North Las Vegas in March 1997, then began processing rock and sand from its Moapa pit in November 1999, and expanded into the Phoenix market with two plants in 2000. RMI successfully completed its initial public offering in August 2005 and we continue to own 2,025,000 shares, or approximately 53%, of RMI’s 3,807,500 total shares outstanding.

Consistent with our dual interests in construction services and construction materials, through MVCI we also own one portable hot mix asphalt plant, a rubberized asphalt plant and related asphalt paving equipment as well as a portable crushing and screening plant. The portability of these plants provide us an opportunity to enhance our construction operations in our existing markets, improve our competitiveness and generate increased revenues on projects that call for large quantities of asphaltic concrete, recycled asphalt, or rubberized asphalt. These capabilities will also open opportunities to provide construction materials or to subcontract our services to other construction companies.

Contract backlog (anticipated revenue from the uncompleted portions of awarded projects) for our construction services segment was approximately $100 million at September 30, 2006, compared to approximately $68 million at December 31, 2005, and consists of various projects in Nevada and Arizona. Approximately $90 million of our backlog is scheduled for completion during 2007. We have been the prime contractor on projects funded by a number of governmental authorities, including the Federal Highway Administration, the Arizona Department of Transportation, the Nevada Department of Transportation, the Clark County (Nevada) Department of Public Works, the Utah Department of Transportation, the City of Phoenix, the Salt Lake City (Utah) Airport Authority and the New Mexico State Highway and Transportation Department.

Background

Meadow Valley Corporation was incorporated in Nevada on September 15, 1994. Our executive offices are located at 4411 South 40th Street, Suite D-11, Phoenix, AZ 85040. Our telephone number is (602) 437-5400. Our website is www.meadowvalley.com.  The information on our website is not intended to be part of this prospectus, and you should not rely on any of the information provided there in making your decision to invest in our common stock.

RISK FACTORS

An investment in our common stock involves significant risks. You should read these risk factors before deciding whether to invest in our company. The following is a description of what we consider our key challenges and risks.

Risk Factors Relating to Our Company

Because the majority of our construction services revenue is derived from governmental spending, any budgetary restrictions may adversely affect our results of operations.

Substantially all of our construction services revenue is generated from projects sponsored by federal, state and local governmental authorities. Any reduction in demand for our services by these governmental authorities for any reason, including a general economic slowdown or other decline in governmental spending, would have a material adverse effect on our results of operations.

Because we have relatively few customers that provide the bulk of our work and because that work is concentrated in only a few states, any economic downturn affecting either our customers or locations in which we operate could affect our revenues and profitability.

Our operations are limited to the states of Arizona, Nevada and southern Utah and our customers are primarily the Nevada and Arizona Departments of Transportation, the City of Henderson, Nevada, the City of North Las Vegas, Nevada, and the City of Las Vegas, Nevada. The discontinuance of any projects in these states, a general economic downturn or a reduction, as a result of market conditions, in the number of projects let out for bid in these two states, could have a material adverse effect on our results of operations.

Because we depend upon fixed price contracts, if we fail to price these contracts appropriately we can lose gross profit on such contracts.

A substantial portion of our construction services revenue is derived from “fixed unit price” contracts under which we are committed to provide materials or services at fixed unit prices (such as dollars per cubic yard of earth or concrete). While fixed unit price contracts generally shift the risk of estimating the quantity of units required for a particular project to our customers, any increase in our unit cost over our unit bid price, whether due to inefficiency, faulty estimates, weather, inflation or other factors, must be borne by us and may adversely affect our results of operations.  If we fail to price our bids accordingly, we can lose (and in the past have lost) money on our contracts.

If we are unsuccessful at generating internal growth, it may adversely affect our ability to be profitable in the long run.

Our ability to generate internal growth will be affected by, among other factors, our ability to:

•                      expand the range of services offered to customers to address their evolving needs,

•                      attract new customers,

•                      increase the number of projects performed for existing customers, and

•                      hire and retain qualified employees.

In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital or pay for services provided. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are not successful, we may not be able to achieve internal growth, expand operations, grow our business and remain profitable.

If we lose the services of key personnel, it may adversely affect our business.

Our operations are dependent upon the continued services of our executive officers including our President and Chief Executive Officer, Mr. Bradley Larson.  The loss of services of any of our executive officers, whether as a result of death, disability or otherwise, could have a material adverse effect upon our operations. We have employment agreements with all of our executive officers and carry key person insurance on their lives.

If we are unable to attract and retain qualified employees in a competitive environment, our ability to maintain and grow our business could be adversely affected.

The single largest factor in our ability to profitably execute our work is our capability to attract, develop and retain qualified personnel. The following factors could negatively impact our business:

•                  a limitation on the resources available in individual geographic areas,

•                  impact on the labor supply due to general economic conditions,

•                  our ability to provide a competitive compensation package and work environment,

•                  strikes or work stoppages by labor unions, and

•                  attempts to unionize our workers.

If we are unable to stay ahead of our competitors, then we will lose market share and our revenue will be adversely affected.

We work in a highly competitive marketplace and have multiple competitors in all of the areas in which we participate. There are multiple factors which could affect our ability to compete effectively:

•                  We compete with a large number of small owner/operator contractors that have historically dominated smaller (under $4 million) projects.

•                  On larger projects we compete with national and regional firms which have a significantly higher market share, a larger net worth, a higher bonding capacity and more construction personnel than us.

•                  Larger companies typically have unlimited bonding capacity and, therefore, can bid on more work than we are able to.

•                  Our construction material business faces competition from other building materials such as hot-mix asphalt, wood, plastic and steel.

•                  The construction industry does not require large amounts of capital, particularly for smaller size construction work, which can result in relative ease of market entry for new companies, thereby increasing the competition we would face.

•                  Certain of our competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than we are able to provide.

•                  Due to currently favorable market conditions in our market areas, additional competition for projects continues to develop.

Increased competition may result in a decrease in our ability to conduct business at acceptable margins, thereby having a detrimental effect on our profitability and ability to generate revenue.

Because a significant portion of our business depends on our ability to provide bid, payment and/or performance bonds, we may be unable to compete for or work on certain projects if we are not able to obtain the necessary bonds.

We are required to provide bid, payment and/or performance bonds in connection with governmental construction projects. Our current bonding limits are $200 million in the aggregate and $50 million per project, but there can be no assurance that we will be able to maintain these bonding limits. In addition, new or proposed legislation in various jurisdictions may require the posting of substantial additional bonds or require other financial assurances for particular projects.  Accordingly, if we were to experience an interruption or reduction in the availability of bonding capacity, we may be unable to compete for or work on certain projects.

Because we use materials in our business that are subject to significant price fluctuations, this could have a material adverse effect on our ability to have a consistent profit margin.

We use diesel fuel, asphalt oil and other petroleum based products that are subject to significant price fluctuations.  These materials are used to run our equipment and are a significant part of the asphalt paving materials that are used in many of our construction projects.  Although we can be partially protected by asphalt or fuel escalation clauses in some of our contracts in which we are reimbursed by our customer for such increases, most of our current contracts do not provide such protection.

If we fail to comply with environmental laws and regulations, it could result in significant liabilities to us.

Our operations are subject to various environmental laws and regulations. A violation of such laws and regulations may expose us to liabilities, including remediation costs and fines. We may be liable for claims arising from our on-site or off-site services, including the requirements in connection with water discharge, air emissions and hazardous and toxic substance discharge, mishandling of hazardous or non-hazardous waste materials, or other environmental contamination caused by us or our subcontractors, the costs of which could be substantial, even if we exercised due care and complied with all relevant laws and regulations.  In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or become the basis for new or increased liabilities that could harm our financial condition and results of operations.

If any pending or future litigation against us is adversely determined, it may have a material adverse effect on our future operating results.

We are a party to lawsuits most of which are in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit may have a material adverse affect on our business, operating results, financial condition, and in some cases, on our reputation.

Because we act as prime contractor on most jobs, we may be liable for nonperformance by a subcontractor which could have an adverse affect on our revenues and profitability.

We act as prime contractor on most of our construction projects and are therefore responsible for performance of the entire contract, including work assigned to subcontractors.  Accordingly, we may be subject to substantial liability if a subcontractor fails to perform as required under the prime contract and we are required to obtain a substitute subcontractor.  Moreover, any inappropriate work or delays by the first subcontractor may cause us damages.

Because the construction industry is subject to significant risks, the unavailability of insurance coverage could have a negative impact on our operations.

The construction industry is subject to significant risks of statutory, contractual and common law liability for environmental damages and personal injury. We are also subject to worker and third party claims for personal injury resulting in substantial liability for which we may be uninsured.  We carry insurance which we consider sufficient to meet regulatory and customer requirements and to protect our assets and operations.  Nevertheless, an uninsured or underinsured claim against us could have a material adverse effect on our financial condition and results of operations.  Moreover, any inability to obtain insurance of the type and in the amounts required in connection with specific projects could impair our ability to bid on or complete such projects.

If we are unable to secure aggregate reserves, our future operations and results of operations may be adversely affected.

Aggregate is an important element used in our construction materials business. Tighter regulations for the protection of the environment and the finite nature of property containing suitable aggregate reserves are making it increasingly challenging and costly to secure aggregate reserves. Although we have thus far been able to secure aggregate reserves to support our business, it is likely to become increasingly difficult to do so, and there is no assurance that we will be able to secure aggregate reserves in the future.

Since the construction industry is highly regulated, any amendment to current laws and regulations could have a material adverse effect on our business.

Our operations are subject to compliance with regulatory requirements of federal, state and municipal authorities, including regulations covering labor relations, safety standards, affirmative action and the environment. We believe that we are in substantial compliance with all applicable laws and regulations. However, amendments to current laws and regulations imposing more stringent requirements could have a material adverse effect on us.

Because many of our government-related contracts are terminable at will, if we are unsuccessful in replacing such contracts if they are canceled, or as we complete them or as they expire, our revenue may be adversely affected.

Most of our government-related contracts are generally terminable at will subject to a relatively small cancellation payment. We could experience a decrease in revenue, net income and liquidity if any of the following occur:

•                      a significant number of contracts are canceled,

•                      we fail to win a significant number of our existing contracts upon re-bid,

•                      we complete a significant number of non-recurring projects and cannot replace them with similar projects, or

•                      we fail to reduce operating and overhead expenses consistent with any decrease in our revenue.

Risks Related To Our Securities

Because of factors beyond our control, our common stock price may be volatile.

Our common stock has been volatile in the past.  Any of the following factors could affect the market price of our common stock:

•                  our failure to maintain profitability,

•                  actual or anticipated variations in our quarterly results of operations,

•                  our failure to meet financial analysts’ performance expectations,

•                   announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments,

•                  the loss of major customers or suppliers,

•                  the loss of significant business relationships,

•                  changes in earnings estimates and recommendations by financial analysts,

•                  changes in market valuations of similar companies, or

•                  the sale of a large amount of common stock by our shareholders.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.

Because the construction industry is seasonal, results in any one quarter may not be indicative of other quarters.

The construction industry is seasonal, generally due to inclement weather occurring in the winter months. Accordingly, we generally experience a seasonal pattern in our operating results with lower revenue in the first and fourth quarters of each calendar year than other quarters. Quarterly results may also be affected by the timing of bid solicitations by governmental authorities and the stage of completion of major projects. Results for any one quarter, therefore, may not be indicative of results for other quarters or for the year.

We may issue preferred stock without the approval of our shareholders, which could make it more difficult for a third party to acquire us and could depress our stock price.

Our board of directors may issue, without a vote of our shareholders, one or more additional series of preferred stock that have more than one vote per share. This could permit our board of directors to issue preferred stock to investors who support the Company and our management and give effective control of our business to the Company and our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in our common stock price and a decline in interest of our common stock.  This could make it more difficult for shareholders to sell their common stock and also cause the market price of our common stock shares to drop significantly, even if our business is performing well.

An investment in the Company may be diluted in the future as a result of the issuance of additional securities, the exercise of options or warrants or the conversion of outstanding preferred stock.

In order to raise additional capital to fund its strategic plan, we may issue additional shares of common stock or securities convertible, exchangeable or exercisable into common stock from time to time, which could result in substantial dilution to any investor in our common stock.

We do not intend to pay dividends on our common stock.

We have not and do not intend to pay any dividends in the foreseeable future, as we intend to retain any earnings for development and expansion of our business operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of 898,832 shares of common stock by the selling stockholders. However, we may receive cash consideration from the exercise of warrants offered by the selling stockholders.

SELLING STOCKHOLDERS

On October 20, 2006, we sold 817,120 units at $9.00 per unit with each unit consisting of one share of common stock and a warrant to acquire one-tenth of one share of our common stock.  The warrants are exercisable at $12.60 per share commencing on the earlier of (i) the effective date of the registration statement of which this prospectus forms a part or (ii) one year from the date of issuance of the warrant; provided, however, in no event may the warrants be exercised until six months and one day from the date of issuance.   The warrants expire at 5:00 p.m., New York, New York time on October 19, 2011.  The private placement was conducted in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

In connection with the private placement, we agreed to file a registration statement with the Securities Exchange Commission (the “SEC”) within 30 days following the closing date (the “Closing Date”) of the private placement registering the re-sale of the common stock contained in the units and the common stock underlying the warrants contained in the units.  If we do not file the registration statement within 30 days following the Closing Date or if the SEC has not declared the registration statement effective within 60 days of the Closing Date (or 90 days if the SEC reviews the registration statement), then we must pay to the investors in the private placement an amount in cash equal to 1% of the purchase price paid for the units on such due date and on each 30th day thereafter until the registration statement has been filed or declared effective, as applicable.  In addition, if we fail to respond to the SEC’s comments to the registration statement within five days of our receipt of such comments, then we must pay to the investors an amount in cash equal to 1% of the purchase price paid for the units on such due date and on each 30th day thereafter until an amendment to the registration statement responding to such comments has been filed.  Notwithstanding the foregoing, we are not required to pay the investors liquidated damages to the extent they may sell their securities pursuant to Rule 144 of the Securities Act.

The table below sets forth information with respect to the number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

We determined beneficial ownership in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated, we believe that the persons or entities named in the following table have sole voting and investment power with respect to all shares of common stock as beneficially owned by them, subject to community property laws where applicable. To prevent dilution to the selling stockholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock.

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of October 20, 2006, by each of the selling stockholders.  The number of shares in the column labeled “Common Stock Being Offered” represents all of the shares of common stock that each selling stockholder may offer under this prospectus. The table assumes that the selling stockholders sell all of the shares. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares other than our agreement to maintain the effectiveness of this registration in accordance with the terms of the registration rights agreement executed in connection with the issuance of the registrable securities.

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to Offering		Common Stock Being	Common Stock Beneficially Owned After Offering
	Number	Percent	Offered	Number	Percent
Henry Bisgaier Living Trust(1)	16,984	*	16,984	0	—
Abbey E. Blatt(2)(3)	12,221	*	12,221	0	—
Abbey E. Blatt CPA PC Profit Sharing Plan(3)(4)	12,221	*	12,221	0	—
Tim Connolly(5)(6)	18,326	*	18,326	0	—
First Clearing, LLC as Custodian for Tim Connolly IRA(6)(7)	6,105	*	6,105	0	—
Dale L. Davis(2)	12,221	*	12,221	0	—
M. William Grossman & Adrienne D. Grossman(7)	6,105	*	6,105	0	—
Paul Kessler & Adrianne Kessler JTWROS(2)	12,221	*	12,221	0	—
Leslie J. Levine(2)	12,221	*	12,221	0	—
Howard S. Maier(8)	46,805	*	46,805	0	—
Richard McGowan & Arline McGowan JTWROS(9)	122,221	2.5%	122,221	0	*
James W. Harpel(10)	67,221	1.2%	67,221	0	—
Michael S. Koral(7)	6,105	*	6,105	0	—
First Clearing, LLC as Custodian for Frank Decarolis IRA(11)	6,105	*	6,105	0	—
Arklow Master Fund, Ltd.(12)	73,326	1.3	73,326	0	—
Paul P. Tanico(13)	30,547	*	30,547	0	—
Michael H. Weiss(14)	22,000	*	22,000	0	—
Mortar Rock Capital, LP(15)(16)	51,480	*	51,480	0	—
Mortar Rock Capital Offshore, Ltd.(16)(17)	20,020	*	20,020	0	—
UVE Partners LLC(18)	36,663	*	36,663	0	—
Trustman(19)(20)	99,785	1.9%	66,000	33,785	—
Chevy Chase Trust Co.(19)(21)	21,500	*	16,500	5,000	—
Harold Zirkin(22)	24,442	*	24,442	0	—
Laurel Boeck(7)	6,105	*	6,105	0	—
John T. Johnston(2)	12,210	*	12,210	0	—
Catalysis Offshore, Ltd(23)(24)	28,721	*	28,721	0	—
Catalysis Partners, LLC(23)(25)	32,384	*	32,384	0	—
TCMP3 Partners(26)	158,656	3.0%	110,000	48,656	*
Caldwell D. Lowrance, Jr.(27)	2,200	*	2,200	0	—
First Clearing, LLC as Custodian for Michael D. Harris IRA(28)(29)	6,105	*	6,105	0	—
Michael D. Harris & Beth J. Harris, Tenants By the Entirety(28)(30)	3,047	*	3,047	0	—

1 Includes 1,544 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable. Henry Bisgaier has voting and investment power with respect to these securities.

2 Includes 1,111 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

3 Does not include shares of common stock and shares of common stock issuable upon exercise of warrants, whether or not presently exercisable, held by Abbey E. Blatt or Abbey E. Blatt CPA PC Profit Sharing Plan, as applicable, and reported elsewhere in this table.

4 Includes 1,111 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.  Abbey E. Blatt has voting and investment power with respect to these securities.

5 Includes 1,666 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

6 Does not include shares of common stock and shares of common stock issuable upon exercise of warrants, whether or not presently exercisable, held by Tim Connolly or First Clearing, LLC as Custodian for Tim Connolly IRA, as applicable, and reported elsewhere in this table.

7 Includes 555 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

8 Includes 4,255 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

9 Includes 11,111 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

10 Includes 6,111 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

11 Includes 555 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.  Brian O'Donogue has voting and investment power with respect to these securities.

12 Includes 6,666 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

13 Includes 2,777 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

14 Includes 2,000 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

15 Includes 4,680 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

16 Does not include shares of common stock and shares of common stock issuable upon exercise of warrants, whether or not presently exercisable, held by Mortar Rock Capital, LP or Mortar Rock Capital Offshore, Ltd., as applicable, and reported elsewhere in this table.  Randy Saluck has voting and investment power with respect to these securities.

17 Includes 1,820 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

18 Includes 3,333 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.  Gary M. Simon has voting and investment power with respect to these securities.

19 Does not include shares of common stock and shares of common stock issuable upon exercise of warrants, whether or not presently exercisable, held by Trustman or Chevy Chase Trust Co., as applicable, and reported elsewhere in this table.

20 Includes 6,000 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.  Trustman is the registered holder of these securities for the benefit of Wilen Management Co., Inc.  James Wilen has voting and investment power with respect to these securities.

21 Includes 1,500 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable. Chevy Chase Trust Co. is the registered holder of these securities for the benefit of Wilen Management Co., Inc.  James Wilen has voting and investment power with respect to these securities.

22 Includes 2,222 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

23 Does not include shares of common stock and shares of common stock issuable upon exercise of warrants, whether or not presently exercisable, held by Catalysis Offshore, Ltd. or Catalysis Partners, LLC., as applicable, and reported elsewhere in this table. John P. Francis has voting and investment power with respect to these securities.

24 Includes 2,611 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

25 Includes 2,944 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

26 10,000 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.  Steven Slawson and Walter Schenker have voting and investment power with respect to these securities.

27 Includes 200 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.  Mr. Lowrance is a principal with Wunderlich Securities, Inc., an NASD registered broker-dealer, the Company's placement agent for the October 2006 private placement and the co-lead underwriter for the initial public offering of Ready Mix, Inc. (a majority-owned subsidiary of the Company).

28 Does not include shares of common stock and shares of common stock issuable upon exercise of warrants, whether or not presently exercisable, held by First Clearing, LLC as Custodian for Michael D. Harris IRA or Michael D. Harris & Beth J. Harris, Tenants by the Entirety, as applicable, and reported elsewhere in this table.  Michael D. Harris and Beth J. Harris have voting and investment power with respect to these securities.

29 Includes 555 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

30 Includes 277 shares of common stock issuable upon exercise of the warrants, whether or not presently exercisable.

* Less than 1% of the outstanding shares of our common stock. As of October 20, 2006 (after giving effect to the October 2006 private placement), we had 4,983,083 shares of common stock outstanding.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  to cover short sales made after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus, upon the companies notification in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon the our notification in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to the registration statement of which this prospectus forms a part in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered in the registration statement of which this prospectus forms a part (the “registration statement”), to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under the registration statement.

We are required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by the selling stockholder. Furthermore, pursuant to Regulation M, a person engaged in a distribution of securities is prohibited from bidding for, purchasing or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for us by Brownstein Hyatt & Farber, P.C., Denver, Colorado.

EXPERTS

The consolidated financial statements, including the notes thereto, of Meadow Valley Corporation as of December 31, 2005 appearing in our annual report on Form 10-K for the period ended December 31, 2005 and our quarterly reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006, have been incorporated by reference herein and in the prospectus in reliance upon the report of Semple & Cooper, LLP, independent registered certified public accountants.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus.

We are subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the SEC. You can inspect and copy reports and other information filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC also maintains an Internet site at http:\\www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the SEC.

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or the supplement.

We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us and our finances. This prospectus incorporates by reference:

•                  Our annual report on Form 10-K for the year ended December 31, 2005.

•                  Our quarterly reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006, and September 30, 2006.

•                  Our current reports on Form 8-K filed on November 7, 2006, November 3, 2006, October 23, 2006, August 8, 2006, July 6, 2006, June 21, 2006, May 15, 2006, April 3, 2006, March 8, 2006, and January 17, 2006.

•                  Our definitive proxy statement on Schedule 14A filed on April 27, 2006.

•                  The description of our common stock contained in our registration statement filed on Form S-1 and declared effective on October 16, 1995.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the common stock under this prospectus shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Meadow Valley Corporation
4411 South 40th Street, Suite D-11
Phoenix, AZ, 85040
(602) 437-5400

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

Disclosure of commission position on indemnification for securities act liability

Section 78.7502 of the Nevada Revised Statutes (“NRS”) and our bylaws permit the Company to indemnify any person who was or is a party or is threatened to be made a party in a completed, pending, or threatened proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities at the request of the corporation. Indemnification may include attorney’s fees, judgments, fines and amounts paid in settlement. The person to be indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful.

With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Under Section 78.751 of the NRS and our bylaws, unless indemnification is ordered by a court, the determination must be made by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, in certain circumstances by independent legal counsel in a written opinion or by the stockholders. Section 78.751 permits the articles of incorporation or bylaws to provide for payment to an officer or director of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

Section 78.7502 of the NRS also provides that to the extent a director, officer, employee or agent has been successful on the merits or otherwise in the defense of any such action, he or she must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. No dealer, sales person or any other person has been authorized in connection with this offering to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Company or the facts herein set forth since the date hereof.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution.

The following expenses incurred in connection with the sale of the securities being registered will be borne by the registrant. Other than the SEC registration fee and NASDAQ listing fee, the amounts stated are estimates.

SEC Registration Fee		$1,004.59
NASDAQ Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Miscellaneous	$
Total:	$

Item 15. Indemnification of directors and officers.

Section 78.7502 of the Nevada Revised Statutes (“NRS”) and our bylaws permit the Company to indemnify any person who was or is a party or is threatened to be made a party in a completed, pending, or threatened proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities at the request of the corporation. Indemnification may include attorney’s fees, judgments, fines and amounts paid in settlement. The person to be indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful.

With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Under Section 78.751 of the NRS and our bylaws, unless indemnification is ordered by a court, the determination must be made by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, in certain circumstances by independent legal counsel in a written opinion or by the stockholders. Section 78.751 permits the articles of incorporation or bylaws to provide for payment to an officer or director of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

Section 78.7502 of the NRS also provides that to the extent a director, officer, employee or agent has been successful on the merits or otherwise in the defense of any such action, he or she must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Item 16. Exhibits.

Exhibit No.	Description
4.1	Form of Warrant to Purchase Common Stock (incorporated by reference to the registrant’s Form 8-K filed on October 23, 2006).
5.1	Legal Opinion of Brownstein Hyatt & Farber, P.C.
10.1	Unit Purchase Agreement (incorporated by reference to the registrant’s form 8-K filed on October 23, 2006).
10.2	Registration Rights Agreement (incorporated by reference to the registrant’s form 8-K filed on October 23, 2006).
23.1	Consent of Brownstein Hyatt & Farber, P.C. (included in Exhibit 5.1).
23.2	Consent of Semple & Cooper, LLP.
24.1	Power of Attorney (included on the signature page of the registration statement).

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to the registration to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused the registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Phoenix, State of Arizona, on November 13, 2006.

MEADOW VALLEY CORPORATION, a Nevada corporation

By:	/s/ Bradley E. Larson
Bradley E. Larson
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Meadow Valley Corporation hereby severally constitute Bradley E. Larson our true and lawful attorney with full power to him to sign for us and in our names in the capacities indicated below the registration statement filed herewith and any and all amendments to said registration statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Meadow Valley Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the SEC, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, the registration statement and Power of Attorney has been signed below by the following persons in the capacities indicated on November 13, 2006:

Name and Signature	Title

/s/ Charles E. Cowan
Charles E. Cowan	Director

/s/ Kenneth D. Nelson	Chief Administrative Officer, Vice President
Kenneth D. Nelson	and Director

/s/ Don A. Patterson
Don A. Patterson	Director

/s/ Bradley E. Larson	President, Chief Executive Officer and
Bradley E. Larson	Director (Principal Executive Officer)

/s/ Charles R. Norton
Charles R. Norton	Director

/s/ Alan A. Terril
Alan A. Terril	Vice President

/s/ David D. Doty	Secretary, Treasurer and Chief Financial Officer
David D. Doty	(Principal Financial Officer and Principal Accounting Officer)